Exhibit 15.9

PACIFIC INTERNET LIMITED NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER (2nd Revised Version)

1.	INTRODUCTION

1.1	The Board of Directors (“Board”) of Pacific Internet Limited (“Company”) has established a Nominating/Corporate Governance Committee (“Committee”), which shall be empowered and authorised to function in accordance with this Nominating/Corporate Governance Committee Charter (“Charter”) adopted and approved by the Board.

1.2	In the discharge of its functions, the Committee shall seek guidance from any applicable regulatory requirements of the US Securities Exchange Commission (“SEC”), the Nasdaq National Stock Market (“NASDAQ”), the Companies Act (Cap. 50) of Singapore and any amendment or re-enactment thereof) (“Act”) and any other applicable law, regulation or guideline issued by any relevant authority.

2.	COMPOSITION AND CONSTITUTION

2.1	The Committee shall comprise at least three members of the Board. All members of the Committee must satisfy the independence requirements of NASDAQ and SEC, and the rules and regulations promulgated thereunder.

If the Committee is comprised at least three members, one director who (i) is not independent as defined in NASD Marketplace Rule 4200; and (ii) is not a current officer or employee of the Company or Family Member (as defined in NASD Marketplace Rule 4200(a)(14)) of such a officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required by the best interests of the Company and its shareholders, and the Board discloses, in the Company’s Form 20F subsequent to such determination, the nature of the relationship and the reasons for the determination. A member appointed under this exception may not serve longer than two years

2.2	The Chairman shall be designated by the full Board, or if it does not do so, the Committee members shall elect a Chairman by vote of a majority of the full Committee.

3.	SCOPE AND AUTHORITY

3.1	The primary purpose of the Committee is to assist the Board by:

With respect to membership of the Board
3.1.1	developing and recommending to the Board criteria for the selection of new directors;

3.1.2	identifying individuals qualified to become Board members in accordance with such criteria as set out in the “Guidelines for the Selection of Directors”; and

Pacific Internet Ltd
Nominating/Corporate Governance Committee Charter (2nd Revised Version)

3.1.3	making recommendations on such qualified candidates for appointment to the Board.
With respect to Corporate Governance
3.1.4	developing and recommending a set of corporate governance guidelines to the Board, reviewing and assessing such guidelines from time to time and recommending any changes for approval by the Board;

3.1.5	Considering corporate governance issues that may arise from time to time and making recommendations to the Board thereto;

3.1.6	Administering and overseeing compliance with the Company’s Code of Business Ethics and Conduct and recommending changes for approval by the Board;

3.1.7	Reviewing any director conflict of interest issues and determining how to handle such issues;

3.1.8	Reviewing the Company’s director and officer liability insurance coverage periodically;

3.1.9	Periodically reviewing the Company’s Memorandum and Articles of Association and such other by-laws and recommending any changes to the Board for approval by shareholders;

3.1.10	Overseeing an annual evaluation of the performance of the Board, its committees and individual members of the Board and determining the criteria for such evaluation; and

3.1.11	Reviewing the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the Board committees.
3.2	In addition, the Committee shall have such other duties and responsibilities as may be duly assigned to it from time to time (a) by the Board; and (b) by any relevant regulatory authority, including without limitation, any stock exchange on which the securities of the Company are listed, for so long as such securities are listed on such stock exchange.

3.3	The Committee shall have authority, without further action by the Board, to engage any external advisors in the discharge of its functions, particularly, to retain or terminate any search firm to be used to identify potential candidates and to approve such search firm’s fees and other retention terms. The Committee shall be accorded adequate resources by the Company to enable it to discharge its functions properly. The Committee may meet with these external advisors without management being present.

3.4	The Committee, and each member of the Committee in his or her capacities as such, shall be entitled to rely in good faith, on information, opinions, reports or statements, or any other information prepared by or presented to them by (i) officers and other employees of the Company whom such member believes to be reliable and competent in the matters presented; and (ii) search firms, counsel or any other

Pacific Internet Ltd
Nominating/Corporate Governance Committee Charter (2nd Revised Version)

advisors or persons which the member believes to be within the professional competence of such person.

3.5	The Committee shall evaluate its own performance annually.

4.	MEETINGS

4.1	To carry out the above functions, the Committee shall meet as frequently as required at such time and place as it may elect. A member may, and the Company Secretary on the request of a member shall, at any other time convene a meeting of the members of the Committee by notice served upon the members of the Committee.

4.2	The Company Secretary, failing whom his/her representative, shall be the secretary for all meetings of the Committee.

4.3	A quorum will comprise any two Committee members. In the absence of the Chairman or his appointed delegate, the members present shall elect one of their members as Chairman for that meeting. All decisions at any meeting of the Committee shall be decided by a majority of votes of the members present and voting (the decision of the Committee shall at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration).

4.4	The members of the Committee may hold or participate in any such meeting by means of conference telephone, video conference facility or similar communications equipment whereby all persons participating can hear and/or see each other at the same time. Such presence shall constitute presence in person. The meeting shall be deemed to be held at the place where the Company Secretary, or his designated representative, takes the minutes of that meeting.

4.5	A resolution in writing, signed by a majority of the Committee members for the time being entitled to receive notice of a meeting to the Committee, shall be as valid and effectual as if it had been passed at a meeting of the Committee, duly convened and held. Any such resolution may consist of several documents in like form, each signed by one or more members of the Committee.

5.	REVIEW

5.1	The Committee shall review and reassess this Charter regularly and recommend any proposed changes to the Board of Directors for approval.
Adopted and approved by the Board on this 20th day of April 2006.

Revision History
•	Original Version approved by the Board of Directors on 29 January 2003.
•	1st Revised Version approved by the Board of Directors on 25 July 2005.